Exhibit 99.15
LIMITED GUARANTEE
          Limited Guarantee, dated as of July 23, 2007 (this “Limited Guarantee”), by ML IBK Positions, Inc. (the “Guarantor”), in favor of Cumulus Media Inc. (“Cloud”), a Delaware corporation (the “Guaranteed Party”). Capitalized terms used herein without definition have the respective meanings ascribed to them in the Merger Agreement (as defined below).
          1. LIMITED GUARANTEE. To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of the date hereof (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Cloud Acquisition Corporation, a Delaware corporation (“Parent”), Cloud Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party with the Guaranteed Party to continue as the surviving corporation (the “Merger”), the Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, the due and punctual payment of 100% of any amounts payable by Parent pursuant to Section 7.02(b) of the Merger Agreement, if and when due pursuant to Section 7.02(b) (the “Obligation”); provided, however, that in no event shall Guarantor’s liability under this Limited Guarantee (exclusive of the reimbursement of costs and expenses, if applicable, pursuant to and only in accordance with Section 13 hereof (such payment, if required to be paid by Guarantor in accordance with the terms hereof, the “Prevailing Party Costs”)) exceed the amount due pursuant to Section 7.02(b) of the Merger Agreement (the “Maximum Amount”), it being understood and agreed that this Limited Guarantee may not be enforced without giving effect to the Maximum Amount. It is acknowledged and agreed that this Limited Guarantee will expire and will have no force or effect, and the Guaranteed Party will have no rights hereunder, in the event the Merger occurs. Except with respect to the Prevailing Party Costs, the Guaranteed Party hereby agrees that (i) in no event shall the Guarantor be required to pay to any Person under, in respect of, or in connection with this Limited Guarantee more than the applicable Maximum Amount and (ii) the Guarantor shall not have any obligation or liability to any Person relating to, arising out of or in connection with, this Limited Guarantee other than as expressly set forth herein.
          2. NATURE OF GUARANTEE. The Guaranteed Party shall not be obligated to file any claim relating to the Obligation in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s Obligation hereunder. In the event that any payment to the Guaranteed Party hereunder is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Obligation or the Prevailing Party Costs as if such payment had not been made (subject to the terms hereof). This is an unconditional guarantee of payment and not of collectibility. All amounts payable by Guarantor will be paid in immediately available funds. The Guarantor reserves the right to assert defenses which Parent or Merger Sub may have to payment of the Obligation that arise under the terms of the Merger Agreement.
          3. CHANGES IN OBLIGATION, CERTAIN WAIVERS. The Guarantor agrees that the Guaranteed Party may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of the Obligation, and may also make any agreement with Parent or Merger Sub, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent and/or Merger Sub without in any way impairing or affecting the Guarantor’s obligations under this Limited Guarantee. The Guarantor agrees that the Obligation of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure (or delay) of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub; (b) any change in the corporate existence, structure or ownership of Parent or Merger Sub; (c) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or Merger Sub; (d) the existence of any right of set-off which the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with the Obligation or otherwise; (e) the adequacy of any other means the Guaranteed Party may have of obtaining payment of the Obligation; or (f) any change in the time, place or manner of payment of the Obligation or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement or any other agreement evidencing, securing or otherwise executed in connection with the Obligation or otherwise. To the fullest extent permitted by law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligation, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of the Obligation and all other notices of any kind (except for notices to be provided to Parent or Merger Sub and its counsel in accordance with Section 8.07 of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub, and all suretyship defenses generally (other than fraud or willful misconduct by the Guaranteed Party or any of its subsidiaries or affiliates, defenses to the payment of the Obligation that are available to Parent or Merger Sub or breach by the Guaranteed Party of this Limited Guarantee). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.
     The Guarantor hereby unconditionally and irrevocably covenants and agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub, in each case that arise from the existence, payment, performance, or enforcement of the Guarantor’s Obligation under or in respect of this Limited Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent and/or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent and/or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Obligation and if applicable, the Prevailing Party Costs shall have been paid in full in cash. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Obligation or if applicable, the Prevailing Party Costs, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligation or if applicable, the Prevailing Party Costs, in accordance with the terms of the Merger Agreement, whether matured or unmatured, or to be held as collateral for the Obligation payable under this Limited Guarantee thereafter arising.
The Guaranteed Party hereby covenants and agrees that it shall not institute, and shall cause its subsidiaries and affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against any Guarantor Affiliate or Parent Affiliate (as defined below), except for claims against the Guarantor under this Limited Guarantee. Notwithstanding anything to the contrary contained in this Limited Guarantee, the Guaranteed Party hereby agrees that to the extent Parent and Merger Sub are relieved of all or any portion of their Obligation, the Guarantor shall be similarly relieved of Obligation under this Limited Guarantee.
          4. NO WAIVER; CUMULATIVE RIGHTS. No amendment or waiver of any provision of this Limited Guarantee shall be valid and binding unless it is in writing and signed, in the case of an amendment, by each of the Guarantor and the Guaranteed Party, or in the case of waiver, by the party against whom the waiver is sought to be enforced. No waiver by a party of any breach or violation of, or default under, this Limited Guarantee shall be deemed to extend to any prior or subsequent breach, violation or default hereunder or to affect in any way any rights arising by virtue of any such prior or subsequent occurrence. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.
          5. REPRESENTATIONS AND WARRANTIES. The Guarantor hereby represents and warrants that:
          (a) the execution, delivery and performance of this Limited Guarantee have been duly and validly authorized by all necessary action and do not contravene any provision of the Guarantor’s charter, partnership agreement, operating agreement or similar organizational documents or any law, regulation, rule, decree, order, judgment or contractual restriction binding on the Guarantor or its assets;
          (b) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;

          (c) this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and
          (d) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guarantee shall be available to the Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 8 hereof.
          6. ASSIGNMENT. Neither this Limited Guarantee nor any rights, interests or obligations hereunder shall be assigned by either party hereto (except by operation of law) without the prior written consent of the other party hereto, which shall not be unreasonably withheld, delayed or conditioned.
          7. NOTICES. All notices, requests, demands, waivers and other communications required or permitted to be given under this Guarantee shall be in writing and shall be given by personal delivery or sending by United States Postal Service Express Mail or an overnight courier service, proof of delivery requested, or sent by telecopy, to the following addresses:
if to the Guarantor:
ML IBK Positions, Inc.
c/o Merrill Lynch Global Private Equity
4 World Financial Center, 23rd Floor
New York, NY 10080
Phone: (212) 449-1000
Fax: (212) 449-1119
Attention: Robert F. End
with a copy to (which shall not constitute notice):
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Phone: (212) 909-6667
Fax: (212) 909-6836
Attention: Franci J. Blassberg, Esq.
                         Stephen R. Hertz, Esq.
if to the Guaranteed Party:

Cumulus Media Inc.
14 Piedmont Center
Suite 1400
Atlanta, Georgia 30305
Attention: Richard S. Denning
Facsimile No.: (404) 443-07423
with a copy to (which shall not constitute notice):
Sutherland Asbill & Brennan LLP
1114 Avenue of the Americas
Floor 40
New York, NY 10036
Phone: (212) 389-5000
Fax: (212) 389-5099
Attention: Mark D. Kaufman, Esq.
          8. CONTINUING GUARANTEE. Subject to the last sentence of Section 3 hereof, this Limited Guarantee shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until the indefeasible payment and satisfaction in full of the Obligation and if applicable, the Prevailing Party Costs. Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantor shall have no further obligation under this Limited Guarantee as of the earliest of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or otherwise under circumstances in which Parent and Merger Sub would not be obligated to make any payments under Section 7.02(b) of the Merger Agreement and (iii) the six month anniversary of any termination of the Merger Agreement in accordance with its terms under circumstances in which Parent and Merger Sub would be obligated to make any payments under Section 7.02(b) of the Merger Agreement if the Guaranteed Party has not presented a claim for payment of the Obligation to either Parent or the Guarantor by such six month anniversary. Notwithstanding the foregoing, in the event that the Guaranteed Party or any of its subsidiaries or affiliates asserts in any litigation or other proceeding (i) relating to this Limited Guarantee or (ii) against Guarantor or any Guarantor Affiliate, that (x) the provisions of Section 1 hereof limiting Guarantor’s liability to the Maximum Amount or (y) the provisions of Section 8 hereof, are illegal, invalid or unenforceable in whole or in part, or asserting any theory of liability against the Guarantor or any of the Guarantor Affiliate or Parent Affiliate with respect to the transactions contemplated by the Merger Agreement other than liability of the Guarantor under this Limited Guarantee (as limited by the provisions of Section 1), then (I) the obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and shall be null and void, (II) if the Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments from the Guaranteed Party and (III) upon such termination, none of Guarantor or any Guarantor Affiliate shall have any liability or obligation to the Guaranteed Party or any of its affiliates in respect of this Limited Guarantee, the Merger Agreement or the transactions contemplated hereby and thereby.
          9. NO RECOURSE. The Guaranteed Party (for itself and its affiliates) acknowledges and agrees that Parent has no assets and that no funds are expected to be contributed to Parent unless the Closing occurs. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that the Guarantor may be a limited partnership, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party acknowledges and agrees that no Person other than the Guarantor shall have any obligation hereunder and that in each case with respect to the Obligation of the Guarantor hereunder, it has no recourse or right of recovery against, and no personal liability shall attach to, any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of the undersigned or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing (collectively, but not including Parent, each a “Guarantor Affiliate” or “Parent Affiliate”), through Parent or otherwise, whether by or through attempted piercing of the corporate (or limited liability company) veil, by or through a claim by or on behalf of Parent against any Guarantor Affiliate or Parent Affiliate (including a claim to enforce the commitment letter dated as of date hereof from the Guarantor to Parent (the “Equity Commitment Letter”)), by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, except for its rights to recover from the Guarantor (but not any Guarantor Affiliate or Parent Affiliate (including any general partner or managing member)) under and to the extent provided in this Limited Guarantee and subject to the limitations described herein. Recourse against the Guarantor under and pursuant to the terms of this Limited Guarantee (subject to the limitations described herein) shall be the sole and exclusive remedy of the Guaranteed Party and all of its affiliates against the Guarantor and any Guarantor Affiliate or Parent Affiliate in respect of any liabilities arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby. Nothing set forth in this Limited Guarantee shall affect or be construed to affect any liability of Parent or Merger Sub to the Guaranteed Party or shall confer or give or shall be construed to confer or give to any Person other than the Guaranteed Party (including any Person acting in a representative capacity) any rights or remedies against any Person, including the Guarantor, except as expressly set forth herein.
          10. RELEASE. By its acceptance of this Limited Guarantee, the Guaranteed Party hereby covenants and agrees that neither the Guaranteed Party nor any of its subsidiaries or affiliates, and the Guaranteed Party agrees to the maximum extent permitted by law, none of its officers, directors, security holders or representatives has or shall have any right of recovery under or in connection with the Merger Agreement, or the transactions contemplated thereby or otherwise relating thereto, and to the extent that it has or obtains any such right it, to the maximum extent permitted by law, hereby waives (on its own behalf and on behalf of each of the aforementioned Persons) each and every such right against, and hereby releases, the Guarantor and each Guarantor Affiliate or Parent Affiliate from and with respect to any claim, known or unknown, now existing or hereafter arising, in connection with any transaction contemplated by or otherwise relating to the Merger Agreement or the transactions contemplated thereby, whether by or through attempted piercing of the corporate (or limited liability company) veil, by or through a claim by or on behalf of Parent or Merger Sub or any other Person against any Guarantor Affiliate or Parent Affiliate, or otherwise under any theory of law or equity (the “Released Claims”), other than claims against the Guarantor pursuant to this Limited Guarantee (subject to the limitations described herein).

          11. GOVERNING LAW. This Limited Guarantee shall be governed by and construed in accordance with the internal laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles or rules of conflicts of law to the extent such principles or rules are not mandatorily applicable by statute and would require the application of the laws of another jurisdiction). In addition, each party (i) irrevocably and unconditionally consents to submit itself to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in such district for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Limited Guarantee, (ii) agrees that it will not attempt to deny or defeat personal jurisdiction by motion or other request for leave from such court, (iii) waives any claim of improper venue or any claim that the courts of the State of New York are an inconvenient forum for any action, suit or proceeding between any of the parties hereto arising out of this Limited Guarantee or any transaction contemplated hereby, (iv) agrees that it will not bring any action relating to this Limited Guarantee in any court other than the above-named courts and (v) to the fullest extent permitted by law, consents to service being made through the notice procedures set forth in Section 8.07 of the Merger Agreement. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.
          12. COUNTERPARTS. This Limited Guarantee may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
          13. COSTS AND EXPENSES. In any action at law or suit in equity to enforce this Limited Guarantee or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to recover from the non-prevailing party its reasonable and documented attorneys’ fees and all other reasonable court costs and expenses incurred in such action or suit; provided, however, that the non-prevailing party shall not be liable for fees, costs and expenses of the prevailing party under this Section 13 if it is finally determined by a court of competent jurisdiction that no payment under this Limited Guarantee is due, and provided, further, that the obligation of the non-prevailing party under this Section 13 shall not exceed $250,000. The parties agree that the determination of who is the prevailing party and the amount of such costs shall be made by the court in any such action. Any payment by the Guarantor under this Section 13 shall not reduce, limit, or otherwise affect the other obligations of the Guarantor hereunder or be counted towards the Maximum Amount.
          14. ENTIRE AGREEMENT. This Limited Guarantee constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and this Limited

Guarantee is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.
          15. SEVERABILITY. If any term or other provision of this Limited Guarantee is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Limited Guarantee shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party; provided, however, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Section 3 hereof. No party hereto shall assert, and each party shall cause its respective affiliates not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guarantee so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
          16. HEADINGS. Headings are used for reference purposes only and do not affect the meaning or interpretation of this Limited Guarantee.
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     IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guarantee as of the date first above written.

ML IBK POSITIONS, INC.
By:	/s/ Robert F. End
	Name:	Robert F. End
	Title:	Authorized Signatory

CUMULUS MEDIA INC.
By.	/s/ Richard S. Denning
	Name:	Richard S. Denning
	Title:	Vice President

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